     As filed with the Securities and Exchange Commission on July 10, 2000
                                                      Registration No. 333-31156
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                         Post-Effective Amendment No. 2
                                       on

                                    FORM S-3

                                       To

                                    FORM S-4

                             REGISTRATION STATEMENT

                                     Under

                           The Securities Act of 1933

                                ---------------

                            YOUNG BROADCASTING INC.
             (Exact name of registrant as specified in its charter)

                                ---------------

                    Delaware                                        13-3339681
            (State of incorporation)                             (I.R.S. Employer
                                                              Identification Number)

                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 754-7070
                         (Address and telephone number
                  of registrant's principal executive offices)

                           VINCENT J. YOUNG, CHAIRMAN
                            Young Broadcasting Inc.
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 754-7070
           (Name, address and telephone number of agent for service)

                  Copies of all communications and notices to:

                            ROBERT L. WINIKOFF, ESQ.
                              IRA I. ROXLAND, ESQ.
                           Cooperman Levitt Winikoff
                             Lester & Newman, P.C.
                                800 Third Avenue
                            New York, New York 10022
                              Tel: (212) 688-7000
                              Fax: (212) 755-2839

   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Prospectus

                            YOUNG BROADCASTING INC.

                    2,356,304 Shares of Class A Common Stock

                               ----------------

   The shares covered by this prospectus represent approximately 13.5% of our currently outstanding shares of Class A and Class B common stock. The selling stockholders named on pages 9 and 10 of this prospectus may offer all of these shares for sale. We will receive none of the proceeds from any of these sales.

                               ----------------

   Our Class A common stock is traded on The Nasdaq National Market under the symbol YBTVA. The closing price of our Class A common stock on July 7, 2000 was $29.69 per share.

                               ----------------

   Please read the Risk Factors beginning on page 4 of this prospectus before making a decision to invest in our securities.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

                                          July   , 2000

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary.........................................................   3
Risk Factors...............................................................   4
Cautionary Statement Regarding Forward-Looking Statements..................   8
Use of Proceeds............................................................   8
Selling Stockholders.......................................................   9
Legal Matters..............................................................  11
Experts....................................................................  12
Where You Can Find More Information........................................  12
Incorporation of Certain Documents by Reference............................  12

                               PROSPECTUS SUMMARY

   The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information contained or incorporated by reference in this prospectus.

                                  The Company

   We own and operate twelve television stations in geographically diverse markets and a national television sales representation firm, Adam Young Inc. Six of the stations are affiliated with American Broadcasting Companies, Inc. ("ABC"), three are affiliated with CBS Inc., two are affiliated with National Broadcasting Company, Inc. ("NBC"), and one is an independent station. We also own a 51% interest in BayTV, a 24-hour local news and information channel in the San Francisco Bay area. Our ownership interest in BayTV is subject to the call rights of AT&T, our partner in the BayTV joint venture. Each of our stations is owned and operated by a direct or indirect subsidiary. We are presently the eighth largest ABC network affiliate group in terms of households reached. Our sole independent television station, KCAL, Los Angeles, California, is the only independent VHF television station operating in the Los Angeles market, which is ranked as the second-largest television market in terms of population and the largest in terms of estimated television revenue.

   We are a Delaware corporation that was founded in 1986 by Vincent Young and his father, Adam Young. Vincent Young, our Chairman, has over 25 years of experience in the television broadcast industry, and Adam Young has over 50 years of experience in the industry. Ronald Kwasnick, our President, has over 25 years of experience in the industry.

   Our principal offices are located at 599 Lexington Avenue, New York, New York 10022, and our telephone number is (212) 754-7070.

                              Recent Developments

   KRON-TV and BayTV Acquisition. On June 26, 2000, we acquired KRON-TV and a 51% interest in the San Francisco cable channel, BayTV, from The Chronicle Publishing Company. At the time of this acquisition, we entered into a revised $800 million senior credit facility, a portion of which was used to finance the cash component of the acquisition and to pay the fees and expenses associated with the acquisition. We paid Chronicle Publishing $650 million in cash plus 3,888,788 shares of our Class A common stock. Chronicle Publishing subsequently distributed these shares to its shareholders.

   Share Repurchase Program. On June 27, 2000, we announced that our Board of Directors had authorized the repurchase of up to $30 million of our Class A common stock. We will make determinations regarding share repurchases from time to time and such repurchases, if any, will be made in the open market, by block purchase, or in privately negotiated transactions, subject to applicable legal and other requirements. As of July 6, 2000, we had repurchased 100,000 shares of our Class A common stock under this repurchase program.

                                  RISK FACTORS

   Prospective investors should consider carefully the risk factors set forth below as well as the other information contained or incorporated by reference in this prospectus prior to making an investment in our Class A common stock.

Our significant indebtedness could impair our ability to operate our business and pursue our business strategy

   We have entered into a revised $800 million credit facility to finance the cash consideration paid to Chronicle Publishing in our acquisition of KRON-TV and BayTV, to pay the fees and expenses incurred in connection with the acquisition, and to provide for working capital requirements and financing of strategic acquisitions. The terms of the acquisition financings include significant operating and financial restrictions, such as limits on our ability to incur indebtedness, create liens, sell assets, engage in mergers or consolidations, make investments and pay dividends. As a result of the acquisition, we have substantial consolidated indebtedness. As of June 27, 2000, the day following the closing of the KRON-TV acquisition, we had approximately $1.3 billion of consolidated indebtedness. In addition, we may incur additional indebtedness under our $800 million credit facility in connection with our continuing strategy of pursuing other strategic acquisitions and expanding through internal growth. This indebtedness may have important adverse consequences for Young, including the following:

  . our ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes may be impaired or any such financing may not be on terms favorable to us;

  . interest expense may reduce the funds that would otherwise be available to us for our operations and future business opportunities;

  . a substantial decrease in net operating cash flows or an increase in expenses could make it difficult for us to meet our debt service requirements or force us to modify our operations;
  . substantial leverage may place us at a competitive disadvantage and may make us more vulnerable to a downturn in our business or the economy generally;

  . certain of our indebtedness will be at variable rates of interest, which would cause us to be vulnerable to increases in interest rates; and

  . certain of our indebtedness will be secured by substantially all of our assets, reducing our ability to obtain additional financing.

   In addition, our substantial indebtedness may have a negative effect on our net income. For the year ended December 31, 1999, our net loss, on a pro forma basis, as adjusted to give effect to the acquisition of KRON-TV and BayTV and the financing of such acquisition, but excluding non-recurring items directly attributable to the acquisition, would have been $54.3 million compared to the historical amount for such period of $21.5 million. Pro forma net interest expense would have been $122.3 million for the year ended December 31, 1999, as compared to $63 million for the same year on a historical basis. For the three months ended March 31, 2000, our net income, on a pro forma basis, as adjusted to give effect to the acquisition of KRON-TV and BayTV and the financing of such acquisition, but excluding non-recurring items directly attributable to the acquisition, would have been $3.1 million compared to the historical amount for such period of $9.9 million. Pro forma net interest expense would have been $30.4 million for the three months ended March 31, 2000, as compared to $15.5 million for the same period on a historical basis.

The terms of our indebtedness may restrict our business operations and our ability to pursue our business strategies

   At the time of our acquisition of KRON-TV and BayTV, we entered into a revised $800 million senior credit facility with our current lenders. Our revised credit facility agreement includes certain covenants that, among other things, restrict:

  . the making of investments, loans and advances and the paying of dividends and other restricted payments;

  .  the incurrence of additional indebtedness;

  .  the granting of liens, other than certain permitted liens;

  . mergers, consolidations, and sales of all or a substantial part of our business or property;

  .  the sale of assets; and

  .  the making of capital expenditures.

   We also are required to maintain certain financial ratios, including interest coverage and leverage ratios. All of these restrictive covenants may restrict our ability to expand or to pursue our business strategies. Our ability to comply with these and other provisions of our revised credit facility agreement may be affected by changes in economic or business conditions, results of operations, or other events beyond our control. The breach of any of these covenants could result in a default under our revised credit facility agreement, in which case, depending on the actions taken by the lenders thereunder or their successors or assignees, such lenders could elect to declare all amounts borrowed under the revised credit facility, together with accrued interest, to be due and payable, and we could be prohibited from making payments with respect to other indebtedness until the default is cured or all indebtedness under the revised credit facility is paid or satisfied in full. If we were unable to repay such borrowings, such lenders could proceed against their collateral. If the indebtedness under the revised credit facility were to be accelerated, there can be no assurance that our assets would be sufficient to repay in full such indebtedness and our other indebtedness.

   Our principal sources of liquidity are cash flow from operations and borrowings under our revised credit facility. Our principal uses of liquidity under our revised credit facility are to finance working capital, meet debt service requirements and finance strategic acquisitions. However, we may be required to attempt to obtain other debt and/or equity financing to finance any significant acquisitions in the future.

We may experience disruptions in our business if we acquire and integrate new television stations

   As part of our business strategy, we will continue to evaluate opportunities to acquire television stations. There can be no assurance that we will find attractive acquisition candidates or effectively manage the integration of acquired stations into our existing business. If the expected operating efficiencies from acquisitions do not materialize, if we fail to integrate new stations or recently acquired stations into our existing business, or if the costs of such integration exceed expectations, our operating results and financial condition could be adversely affected. If we make acquisitions in the future, we may need to incur more debt, issue more equity securities (which could dilute the position of current stockholders), and we may incur contingent liabilities and amortization expenses related to goodwill and other intangible assets. Any of these occurrences could adversely affect our operating results and financial condition.

We are dependent on our personnel, and the departure of one or more of our key personnel could impair our ability to effectively operate our business or pursue our business strategies

   Our success is substantially dependent upon the retention of, and the continued performance by, our senior management. The loss of the services of Vincent J. Young, Chairman, Ronald J. Kwasnick, President, James A. Morgan, Executive Vice President, or Deborah A. McDermott, Executive Vice President-- Operations, could have an adverse impact on us.

We are dependent on networks for our programming, and the loss of one or more of our network affiliations would disrupt our business and could have a material adverse effect on our financial condition and results of operations by reducing station revenue at the effected station(s)

   Six of our twelve stations are affiliated with the ABC television network, three are affiliated with the CBS television network, two are affiliated with the NBC television network and one station is independent. The television viewership levels for stations other than KCAL (Los Angeles, California), our only independent television station, and BayTV, the 24-hour local news and information channel in the San Francisco Bay area, are materially dependent upon programming provided by these major networks and are particularly dependent upon programming provided by the ABC network. Each of our stations other than KCAL and BayTV is a party to an affiliation agreement with one of the networks, giving the station the right to rebroadcast programs transmitted by the network. The networks currently pay each affiliated station a fee for each hour of network programming broadcast by the stations in exchange for the networks' right to sell the majority of the commercial announcement time during such programming.

   As an independent station, KCAL purchases all of its programming, resulting in proportionally higher programming costs for the station. We may be exposed in the future to volatile or increased programming costs that may adversely affect our operating results. Further, programs are usually purchased for broadcasting for two to three year periods, making it difficult to accurately predict how a program will perform. In some instances, programs must be replaced before their cost has been fully amortized, resulting in write-offs that increase station operating costs.

   KRON-TV is currently affiliated with the NBC television network. In our negotiations with Chronicle Publishing, we operated under the assumption that this affiliation would not necessarily be extended past December 31, 2001, the date on which the current affiliation agreement expires. On February 14, 2000, NBC announced that it had entered into an affiliation agreement with Granite Broadcasting Corporation and that the NBC affiliation agreement with KRON-TV would not be renewed after its expiration on December 31, 2001. As a result, we expect that KRON-TV will become an independent station and, in such case, it is likely that KRON-TV will experience increased programming costs, which may adversely affect our operating results.

Our business has been, and continues to be, subject to extensive governmental legislation and regulation, which may restrict our ability to pursue our business strategy and/or increase our operating expenses

   Our television operations are subject to significant regulation by the Federal Communications Commission under the Communications Act of 1934, as amended. A television station may not operate without the authorization of the FCC. Approval of the FCC is required for the issuance, renewal, and transfer of station operating licenses. In particular, our business will be dependent upon our ability to continue to hold television broadcasting licenses from the FCC. FCC licenses generally have a term of eight years. While in the vast majority of cases such licenses are renewed by the FCC, there can be no assurance that our licenses will be renewed at their expiration dates or, if renewed, that the renewal terms will be for the maximum permitted period. The non-renewal or revocation of one or more of our primary FCC licenses could have a material adverse effect on our operations.

   Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations, and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation and ownership of our broadcast properties. We are unable to predict the impact that any such laws or regulations may have on our operations.

We operate in a very competitive business environment

   We face competition from:

  .  cable television;

  .  new networks;

  . alternative methods of receiving and distributing television signals and satellite delivered programs, including direct broadcast satellite television systems;

  . multipoint multichannel distributions systems, master antenna television systems and satellite master antenna television systems; and

  . other sources of news, information and entertainment such as off-air television broadcast programming, streaming video broad over the Internet, newspapers, movie theaters, live sporting events and home video products, including videotape cassette recorders and digital video disc players.

   In addition to competing with other media outlets for audience share, we also compete for advertising revenues that comprise the primary source of revenues for our operating subsidiaries. Our stations compete for such advertising revenues with other television stations in their respective markets, as well as with other advertising media, such as newspapers, radio stations, the Internet, magazines, outdoor advertising, transit advertising, yellow page directories, direct mail and local cable systems.

   Our television stations are located in highly competitive markets. Accordingly, the results of our operations will be dependent upon the ability of each station to compete successfully in its market, and there can be no assurance that any one of our stations will be able to maintain or increase its current audience share or revenue share. To the extent that certain of our competitors have or may, in the future, obtain greater resources, our ability to compete successfully in its broadcasting markets may be impeded.

Our business may be adversely affected by national and local economic conditions that adversely affect advertising

   The television industry is cyclical in nature. Because we rely upon sales of advertising time at our stations for substantially all of our revenues, our operating results are particularly susceptible to being affected by prevailing economic conditions at both the national and regional levels. KRON-TV and KCAL, together and individually, represent a significant portion of our revenues; our operating results, therefore, are particularly susceptible to economic conditions in the San Francisco and Los Angeles markets. Our revenues could be adversely affected by a future national recessionary environment and, due to the substantial portion of revenues derived from local advertisers, our operating results in individual markets could be adversely affected by local or regional economic downturns.

Management, as major stockholders, possesses unequal voting rights and control

   Our common stock is divided into three classes with different voting rights that allow for the maintenance of control by management. Each share of Class A common stock is entitled to one vote, each share of Class B common stock is entitled to ten votes, except for certain significant transactions for which such shares are entitled to one vote per share, and shares of Class C common stock are not entitled to vote except in connection with any change to our certificate of incorporation that would adversely affect the rights of holders of such common stock. As of June 30, 2000, there were no shares of Class C common stock outstanding.

   As of June 30, 2000, Adam Young and Vincent Young together beneficially owned shares of Class A common stock and Class B common stock representing approximately 51% of the total voting power of our common stock. As a result, Adam Young and Vincent Young have control over the election of a majority of our directors and, thus, over our operations and business. In addition, such stockholders have the ability to prevent certain types of material transactions, including a change of control.

   The disproportionate voting rights of the Class A common stock relative to the Class B common stock may make us a less attractive target for a takeover than we otherwise might be, or render more difficult or discourage a merger proposal or tender offer.

Sales of substantial amounts of our Class A common stock may negatively affect share price

   As a result of our acquisition of KRON-TV and BayTV, shareholders of Chronicle Publishing own 3,888,788 shares of our Class A common stock (approximately 22.3% of our outstanding shares of Class A and Class B common stock). Except for certain stockholders who may be considered affiliates of Chronicle Publishing, the Chronicle Publishing shareholders are free to sell such shares of Class A common stock. In addition, this prospectus enables any affiliates of Chronicle Publishing to freely sell or otherwise transfer their shares of Class A common stock. Sales of substantial amounts of shares of our Class A common stock at one time or over the course of a short period of time, or the perception that such sales could occur, could adversely affect prevailing market prices of our Class A common stock.

                         CAUTIONARY STATEMENT REGARDING
                           FORWARD-LOOKING STATEMENTS

   We believe this document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management, based on information currently available to them. When we use words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should," "likely" or similar expressions, we are making forward-looking statements. Forward-looking statements include the information concerning possible or assumed future results of our operations set forth under "Prospectus Summary" and "Risk Factors" or incorporated by reference.

   Forward-looking statements are not guarantees of performance. They involve risks, uncertainties, and assumptions. Our future results and stockholder values may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Stockholders are cautioned not to put undue reliance on any forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

   For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under "Risk Factors" beginning on page 4. In addition to the Risk Factors and other important factors discussed elsewhere in this prospectus, you should understand that the following important factors could affect our future results and could cause results to differ materially from those suggested by the forward-looking statements:

  . increased competitive pressures, which may affect our revenues and cash flows, and our ability to maintain our market share and pricing goals;

  . changes in economic conditions that may affect our operating and programming costs;

  . changes in United States and global financial and equity markets, including significant interest rate fluctuations, which may increase the cost of external financing for our operations;

  . changes in laws or regulations, third party relations and approvals, decisions of courts, regulators and governmental bodies, which may adversely affect our business or ability to compete; and

  . other risks and uncertainties as may be detailed from time to time in our public announcements and SEC filings.

   This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of shares of our Class A common stock offered by the selling stockholders.

                              SELLING STOCKHOLDERS

   This prospectus relates to our registration, for the account of the selling stockholders, of an aggregate of 2,356,304 shares of our Class A common stock. These shares are being registered pursuant to the terms of our agreement with Chronicle Publishing relating to the acquisition of KRON-TV and BayTV.

   We believe, based on information supplied by the following persons, that except as noted, the persons named in this table have sole voting and investment power with respect to all shares of Class A common stock that they beneficially own. The last column in this table assumes the sale of all shares of our Class A common stock offered by this prospectus.

                          Shares of Class A
                            Common Stock                 Shares of Class A
                            Beneficially     Shares of      Common Stock
                           Owned Prior To     Class A    Beneficially Owned
                              Offering      Common Stock   After Offering
                          -----------------  Offered By  ---------------------
    Names of Selling                          Selling
     Stockholders*             Number       Stockholder   Number      Percent
    ----------------      ----------------- ------------ ---------   ---------
Peter M. Folger, Trustee
 of Conseulo Tobin
 Martin Children's Trust
 f/b/o Constance M.
 Goodyear...............        23,764         23,764             0            0


Peter M. Folger, Trustee
 of Conseulo Tobin
 Martin Children's Trust
 f/b/o Candyce Martin...        23,764         23,764             0            0


Peter M. Folger, Trustee
 of Conseulo Tobin
 Martin Children's Trust
 f/b/o Francis A. Martin
 III....................        23,764         23,764             0            0


Peter M. Folger, Trustee
 of Conseulo Tobin
 Martin Children's Trust
 f/b/o Helen M.
 Spalding...............        23,764         23,764             0            0


Peter M. Folger, Trustee
 of Conseulo Tobin
 Martin Children's Trust
 f/b/o Priscilla M.
 Tamkin.................        23,764         23,764             0            0


Peter M. Folger,
 Independent Trustee of
 the Constance Martin
 Goodyear 1997
 Irrevocable Trust......        41,151         41,151             0            0


Peter M. Folger,
 Independent Trustee of
 the Francis A. Martin
 III 1997 Irrevocable
 Trust..................        51,439         51,439             0            0


Peter M. Folger, Trustee
 of The Helen Martin
 Spalding 1997
 Irrevocable Trust......        51,439         51,439             0            0


Peter M. Folger, as
 Trustee of The Richard
 T. Thieriot Children's
 Trusts dated November
 18, 1997...............       108,021        108,021             0            0


Peter M. Folger, Trustee
 of The Francis A.
 Martin III 1998
 Irrevocable Trust......        25,719         25,719             0            0


Peter M. Folger, Trustee
 of The Priscilla Martin
 Tamkin 1999 Irrevocable
 Trust..................        20,575         20,575             0            0


Peter M. Folger, Trustee
 of The Candyce Martin
 1999 Irrevocable
 Trust..................        20,575         20,575             0            0


Peter M. Folger, Trustee
 of The Conseulo Tobin
 Martin 1999 Irrevocable
 Trust f/b/o Constance
 Martin Goodyear........        26,748         26,748             0            0


Peter M. Folger, Trustee
 of The Conseulo Tobin
 Martin 1999 Irrevocable
 Trust f/b/o Francis
 Augustus Martin, III...        26,748         26,748             0            0

                          Shares of Class A
                            Common Stock                 Shares of Class A
                            Beneficially     Shares of      Common Stock
                           Owned Prior To     Class A    Beneficially Owned
                              Offering      Common Stock   After Offering
                          -----------------  Offered By  ---------------------
    Names of Selling                          Selling
     Stockholders*             Number       Stockholder   Number      Percent
    ----------------      ----------------- ------------ ---------   ---------
Peter M. Folger, Trustee
 of The Conseulo Tobin
 Martin 1999 Irrevocable
 Trust f/b/o Margaret
 Candyce Martin.........        26,748         26,748             0            0


Peter M. Folger, Trustee
 of The Conseulo Tobin
 Martin 1999 Irrevocable
 Trust f/b/o Helen
 Martin Spalding........        26,748         26,748             0            0


Peter M. Folger, Trustee
 of The Conseulo Tobin
 Martin 1999 Irrevocable
 Trust f/b/o Priscilla
 Martin Tamkin..........        26,748         26,748             0            0


Peter M. Folger, as
 Trustee of The Thieriot
 Family Irrevocable
 Trusts dated December
 20, 1999...............       108,021        108,021             0            0


Patricia Tobin Kubal,
 Trustee of the Patricia
 Tobin Kubal Separate
 Property Trust.........        15,431         15,431             0            0


Nan T. Mc Evoy..........       674,056        674,056             0            0


Nion T. Mc Evoy, Trustee
 of the Nion T. McEvoy
 1998 GRAT..............        77,775         77,775             0            0


Daniel M. Mosley,
 Trustee u/a dated
 January 1, 1998........       194,439        194,439             0            0


Daniel M. Mosley,
 Trustee of Nan T.
 McEvoy 1997 GRAT.......       349,990        349,990             0            0


Helen M. Spalding, Sole
 Trustee of Her Separate
 Property Under The
 Richard and Helen
 Spalding Revocable
 Trust dated 3/30/99....        27,674         27,674             0            0


Peter D. Stent, Trustee
 of the Peter D. Stent
 Separate Property
 Trust..................       164,604        164,604             0            0


Charles C. Thieriot,
 Trustee of the Charles
 C. Thieriot Revocable
 Trust Under Declaration
 Dated February 27,
 1991...................       172,835        172,835             0            0

--------
* Each of the selling stockholders was affiliated with Chronicle Publishing. None of such selling stockholders has been affiliated with us.

   The sale of the selling stockholders' shares may be effected from time to time in transactions, which may include block transactions by or for the account of the selling stockholders, in the over-the-counter market or in negotiated transactions, or through the writing of options on the selling stockholders' shares, a combination of these methods of sale, or otherwise. Sales may be made at fixed prices that may be changed, at market prices prevailing at the time of sale, or at negotiated prices.

   The selling stockholders may effect the transactions by selling their shares directly to purchasers, through broker-dealers acting as agents for the selling stockholders, or to broker-dealers who may purchase shares as principals and thereafter sell the selling stockholders' shares from time to time in the over-the-counter market, in negotiated transactions, or otherwise. In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. The selling stockholders may enter into hedging transactions with broker-dealers, and in connection with these transactions, broker-dealers may engage in short sales of the shares. The selling stockholders may also sell shares short and deliver these shares to close out their short positions. Selling stockholders may also enter into option or other transactions with broker-dealers that involve the delivery of these shares to the broker-dealers, who may then resell or otherwise transfer such shares. A selling stockholder may also pledge these shares to a broker-dealer who, upon a default, may sell or otherwise transfer these shares.

   These broker-dealers, if any, may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchaser for whom such broker-dealers may act as agents or to whom they may sell as principals or both, which compensation as to a particular broker-dealer may be in excess of customary commissions.

   The selling stockholders and broker-dealers, if any, acting in connection with these sales might be deemed to be "underwriters" within the meaning of section 2(11) of the Securities Act. Any commission they receive and any profit upon the resale of the securities might be deemed to be underwriting discounts and commissions under the Securities Act.

   We have advised the selling stockholders that during such time as they may be engaged in a distribution of the Class A common stock covered by this prospectus they are required to comply with Regulation M promulgated under the Securities Exchange Act. With certain exceptions, Regulation M precludes any selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security that is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of our Class A common stock.

   Sales of any shares of Class A common stock by the selling stockholders may depress the price of the Class A common stock.

   Any securities covered by this prospectus that qualify for sale pursuant to SEC Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this prospectus.

   There can be no assurance that the selling stockholders will sell any or all of the shares of Class A common stock covered by this prospectus.

                                 LEGAL MATTERS

   The validity of the shares of our Class A common stock covered by this prospectus has been passed upon by Cooperman Levitt Winikoff Lester & Newman, P.C., New York, New York. Robert L. Winikoff, one our directors, is a member of Cooperman Levitt Winikoff Lester & Newman, P.C. Certain members of such firm own shares of our Class A common stock.

                                    EXPERTS

   The consolidated financial statements of Young Broadcasting Inc. as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, and the combined financial statements of KRON-TV, a Division of The Chronicle Publishing Company and BayTV Joint Venture as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed a post-effective amendment to our registration statement on Form S-3 to Form S-4 with the Securities and Exchange Commission relating to the Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

   For further information about us and the Class A common stock offered by this prospectus, we refer you to the registration statement, exhibits and schedules. A copy of the registration statement may be inspected by anyone without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; the Chicago Regional Office, Suite 1400, 500 West Madison Street, Citicorp Center, Chicago, Illinois 60661; and the New York Regional Office, Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement is also available through the SEC's Web site at the following address: http://www.sec.gov.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to incorporate by reference the information we file with it (File No. 0-25042), which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the sale of all of the shares of Class A common stock that are part of this offering. The documents we are incorporating by reference are as follows:

  .  our Annual Report on Form 10-K for the year ended December 31, 1999;

  .  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000;

  .  our joint proxy statement/prospectus, dated March 24, 2000;

  .  our joint proxy statement/prospectus supplement, dated June 22, 2000;
     and

  . the description of our Class A common stock contained in our registration statement on Form 8-A dated October 28, 1994.

   Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

   You may request a copy of these filings at no cost by writing or telephoning our investor relations department at the following address and number:

    Young Broadcasting Inc.
    599 Lexington Avenue
    New York, NY 10022
    (212) 754-7070

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

   The following table sets forth various expenses which will be incurred in connection with this offering as it relates to this Post-Effective Amendment to this Registration Statement:

      Accounting Fees and Expenses..................................... $ 5,000
      Legal Fees and Expenses..........................................  10,000
      Miscellaneous Expenses...........................................   1,000
                                                                        -------
        Total.......................................................... $16,000
                                                                        =======

Item 15. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is, or was, serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

   Section 145 also empowers a corporation to indemnify any person who was, or is, a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by, or in the right of, the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation, unless, and only to the extent that, the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

   Section 145 further provides that to the extent that a director or officer of a corporation has been successful in the defense of any action, suit, or proceeding referred to above, or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation is empowered to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

   Section 10 of Restated Certificate of Incorporation of Young Broadcasting Inc. (the "Registrant") provides as follows:

   The Registrant shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under such section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

   Article V, Section 5 of the Registrant's Second Amended and Restated By-Laws provides as follows:

   The Registrant shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer, employee or agent of the Registrant or is or was serving, at the request of the Registrant, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Item 16. Exhibits.


 Exhibit
 Number                               Description of Exhibit
 -------                              ----------------------
  4.1(a) Restated Certificate of Incorporation of Registrant (1)
         Certificate of Amendment to Restated Certificate of Incorporation of Registrant
  4.1(b) (2)
         Certificate of Amendment to Restated Certificate of Incorporation of Registrant
  4.1(c) (3)
  4.1(d) Certificate of Amendment to Restated Certificate of Incorporation of Registrant
  4.2    Second Amended and Restated By-laws of Registrant (1)
  4.3    Specimen Stock Certificate (1)
  5.1    Opinion of Cooperman Levitt Winikoff Lester & Newman, P.C. (4)
 23.1    Consent of Cooperman Levitt Winikoff Lester & Newman, P.C. (5)
 23.2    Consent of Ernst & Young, LLP
 24.1    Power of Attorney (6)

--------
(1) Filed as an exhibit to Registrant's registration statement on Form S-1, Registration No. 33-83336.
(2) Filed as an exhibit to Registrant's registration statement on Form S-4, Registration No. 33-94192.
(3) Filed as an exhibit to Registrant's registration statement on Form S-4, Registration No. 333-31429.
(4) Filed as an exhibit to Registrant's registration statement on Form S-4, Registration No. 333-31156.
(5) Included in Exhibit 5.1.
(6) Comprised a portion of the signature page of the Registrant's registration statement on Form S-4, Registration No. 333-31156.

   All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or not applicable, and therefore have been omitted.

Item 17. Undertakings.

   (a) The undersigned Registrant hereby undertakes:

     (1) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

   (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 7th day of July, 2000.

                                          Young Broadcasting Inc.

                                                          /s/ Vincent J. Young
                                                 By: _______________________________________
                                                         Vincent J. Young, Chairman

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                 Signature                            Title                  Date
                 ---------                            -----                  ----

         /s/ Vincent J. Young               Chairman and Director        July 7, 2000
___________________________________________  (principal executive
             Vincent J. Young                officer)

                     *                      President and Director       July 7, 2000
___________________________________________
            Ronald J. Kwasnick

                     *                      Treasurer and Director       July 7, 2000
___________________________________________
                Adam Young

          /s/ James A. Morgan               Executive Vice President     July 7, 2000
___________________________________________  (principal financial
              James A. Morgan                officer and principal
                                             accounting officer)

                     *                      Director                     July 7, 2000
___________________________________________
             Bernard F. Curry

                     *                      Director                     July 7, 2000
___________________________________________
           Alfred J. Hickey, Jr.

                     *                      Director                     July 7, 2000
___________________________________________
               David C. Lee

                     *                      Director                     July 7, 2000
___________________________________________
                 Leif Lomo

                     *                      Director                     July 7, 2000
___________________________________________
            Robert L. Winikoff

         /s/ Vincent J. Young
*By: ______________________________________
   Vincent J. Young, as Attorney-in-Fact
               July 7, 2000


                                      S-1